June 15, 2010

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:     Ryanair Holdings, plc

           Annual Report on Form 20-F for the year ended March 31, 2009

           Filed July 29, 2009

           File No. 000-29304

Dear Mr. Humphrey:

Ryanair Holdings, plc (‘Ryanair’ or ‘the Company’) refers to the Staff's comment letter dated May 25, 2010, on the above referenced annual report on Form 20-F for the year ended March 31, 2009.

Set forth below are the responses of the Company to the Staff’s comments. For your convenience, each comment is repeated below prior to the Company’s response.

In accordance with the Staff's request, we are submitting this letter through EDGAR under the label “corresp”, as well as providing this copy to the Staff via fax.

“Form 20-F for the fiscal year ended March 31, 2009
Notes forming part of the consolidated financial statements
Note 1 – Basis of preparation and significant accounting policies

1

We note your response to our prior comment. However, while you have a contractual obligation to return the aircraft to the lessor in a specified return condition, your obligation to maintain such aircraft appears directly controlled by your actions. For example, you could sublease such aircraft to another carrier, or early terminate the lease, and, as a result, alleviate the obligation. In particular, we direct your attention to examples 11A and 11B of IAS 37 which indicate that even a legal requirement to overhaul does not make the cost of overhaul a liability, because no obligation exists to overhaul the aircraft independently of your future actions and such cost could be avoided by future actions. Accordingly, it is unclear to us why you believe a present obligation exists with respect to airframe and engine maintenance costs. As such, please explain to us your understanding of the guidance under IFRS in this regard.”

Response:

Maintenance costs associated with airframes, engines and other major life-limited components are based on usage, which is the actual number of hours flown or cycles operated during the relevant period.

We note your comment in respect of examples 11A and 11B of IAS 37. Specifically, where example 11B provides that “the costs of overhauling aircraft are not recognised as a provision....because no obligation exists to overhaul the aircraft independently of the entity’s future actions - the entity could avoid the future expenditure by its future actions, for example by selling the aircraft. Instead.....the depreciation of the aircraft takes account of the future incidence of maintenance costs”. We confirm that we apply this accounting treatment in respect of our owned aircraft, where the component approach to depreciation results in the capitalisation of major airframe and engine maintenance costs and their depreciation over the shorter of, the period until the next major overhaul, or the remaining life of the aircraft. We believe this approach reflects the costs associated with utilising the aircraft over its estimated useful life. The legal obligation to overhaul owned aircraft will only arise once the requisite flight hours have been flown or cycles operated. In advance of this, the Company has no obligation, either legal or contractual, to incur maintenance costs. Accordingly, the costs of overhauling our owned aircraft are not recognised as a provision as they are charged to the income statement in accordance with the above.

However, as some of our aircraft are held under operating lease, and accordingly are not capitalised on our balance sheet, the maintenance costs associated with the utilisation of these aircraft cannot be reflected in a depreciation charge. In addition, the terms of the respective operating lease agreements impose a contractual obligation to either perform maintenance when due or to compensate the lessor or sub-lessee for proportionate costs relating to hours flown or cycles operated. Such a contractual obligation does not exist in respect of our owned aircraft.

Applying the guidance under IAS 37 paragraphs 17 – 19 to our aircraft held under operating lease, the past event that leads to a present obligation to provide for airframe and engine maintenance costs is the utilisation of airframes, engines and other major life-limited components, during the normal course of business, i.e. the actual number of hours flown or cycles operated, during the period of the lease, and the present obligation arises from the contractual terms of the respective operating lease agreements.

Furthermore, IAS 37 requires “for an event to be an obligating event, it is necessary that the entity has no realistic alternative of settling the obligation created by the event”. The contractual obligation to maintain and repair aircraft held under operating lease exists independently of any future actions within the control of the Company, for example by sub-leasing the aircraft to another carrier or early terminating the lease. Once flight hours are flown or cycles are operated, Ryanair cannot avoid the maintenance costs attributable to the past usage. An outflow of economic resources will occur, either through settlement of the obligation by way of incurring overhaul costs, or by paying compensation to the lessor in order to satisfy the specified return condition requirements, or compensating the sub-lessee for the past utilisation consumed in the aircraft. Accordingly, the costs associated with replenishing the consumption of the life of the aircraft due to past usage are unavoidable.

Under terms of the aircraft operating lease agreements, “no sub-leasing of the aircraft shall release the lessee from its obligations under this agreement, and leasee hereby confirms and agrees that it shall remain fully liable to perform all of its obligations under this agreement notwithstanding any such sub-leasing”. Therefore, in the event that Ryanair sub-leases aircraft part-way through the original operating lease period, then the sub-lessee would be expected to pay for the maintenance costs associated with its future utilisation of the aircraft. However, Ryanair would still be obligated to settle the maintenance costs, or compensate the sub-lessee for those costs associated with its past usage of the aircraft prior to the sub-lease date.

Also, pursuant to the terms of our lease agreements, at the expiry date of the lease term, (where ‘expiry date’ includes early termination provisions), the “aircraft shall be maintained in accordance with the requirements of this agreement”. Ryanair cannot terminate an operating lease without incurring significant penalties, which include future operating lease rental payments, together with maintenance overhaul costs or lessor compensation, governing the past utilisation of the aircraft.

Therefore, at any point in time, Ryanair carries a provision for the unavoidable costs it is contractually required to incur associated with its past usage of the aircraft. Because of the terms of the operating lease contracts, these maintenance costs associated with past usage of aircraft will be incurred by Ryanair regardless of Ryanair’s future actions. Accordingly, a contractual liability for airframe and engine maintenance costs is accrued over the lease period in conjunction with Ryanair’s usage of the aircraft. The provision is based on the present value of the expected future costs of meeting the maintenance return condition requirements of the contract.

We would also note that IFRIC 12.21 on Service Concession Arrangements addresses the application of IAS 37 when a service concession imposes a contractual obligation to restore infrastructure to a specified level of serviceability. This requires the contractual obligation to be recognised and measured at the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. This indicates that the contractual obligation is considered a present obligation.

2

“You indicate that a reliable estimate can be made of liabilities associated with aircraft return conditions. In this regard, please clarify how you estimate the future costs as well as the timing associated with the return condition of your leased aircraft. In particular, please tell us how you address the uncertainties associated with the possibility that you may return the aircraft earlier or later than expected based on future demand (e.g. immediately after a major overhaul or with more flying hours than expected) as well as the uncertainties associated with the cost of such overhauls.”

The estimate of expected future overhaul costs associated with the return condition of aircraft held under operating lease is calculated based on the number of hours flown or cycles operated in a period, multiplied by rate per hour or rate per cycle, respectively, as specified in third party maintenance provider contracts.

In all instances, the Company calculates its liability on the assumption that leased aircraft will be returned to the lessor at the end of the initial lease term, having met the specified maintenance return condition requirements as set out in the respective aircraft operating lease agreements.

Our fleet of aircraft comprises a single homogenous type of Boeing 737-800 series aircraft, which allows us to make reliable estimates, based on our own past experience with respect to both cost and timing of overhaul, in addition to third party manufacturer guidelines. In estimating the expected future costs and timing associated with the specified maintenance return condition obligations, the Company relies upon its own past experience of actual maintenance costs incurred, across its fleet of owned and leased aircraft, and information and experience from long term maintenance agreements in place with third party maintenance providers, which allow us to make reliable estimates of future airframe and engine maintenance costs.

Ryanair evaluates its estimates in each reporting period, and when appropriate, adjusts its estimates accordingly. These adjustments are accounted for on a prospective basis, as a change in accounting estimate, by adjusting maintenance expense in the period of change and in future periods.

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In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions or additional information the Staff may have.

Yours sincerely,

Howard Millar
Chief Financial Officer

Copy: Mr. Juan Migone